Mail Stop 4561

May 1, 2007

By U.S. Mail and facsimile to (563) 589-2011.

John K. Schmidt
Chief Financial Officer
Heartland Financial USA, Inc.
1398 Central Avenue
Dubuque, Iowa 52001

>   **Re: Heartland Financial USA, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed March 16, 2007**
>   **File No. 001-15393**

Dear Mr. Schmidt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with drafts of your proposed revisions. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Thirteen – Derivative Financial Instruments, page 94

1. Please revise to disclose the following related to each derivative instrument:

   - More clearly disclose the nature, terms, and amounts of the hedged items, and hedging instrument including the timing of repricing dates and interest payments;

- Describe how each hedging relationship met the requirements of paragraphs 28 and 29 of SFAS 133 to qualify as cash flow hedges;

- Disclose the specific methods used to assess hedge effectiveness, both initially and on an ongoing basis;

- Disclose whether you exclude any portions of the change in the fair value of the hedging instrument from the assessment of hedge effectiveness and if so, where these amounts are recognized in the income statement. For example, disclose whether you exclude the portion of the change in fair value related to time-value from you assessment of hedge effectiveness; and,

- Please revise to disclose whether any debt hedged with an interest rate swap contains an interest deferral feature.

Exhibit 31

2. Please revise your certification to reference Exchange Act Rule 13a-15 for the definition of disclosure controls and procedures. Refer to Item 601(b)(31) of Regulation S-X.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please provide us drafts of your proposed revisions. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant